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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No.____________)*

                          SYNCHRONOSS TECHNOLOGIES INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    87157B103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                November 9, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [x] Rule 13d-1(b)

          [_] Rule 13d-1(c)

          [_] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No.   87157B103

1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Fred Alger Management, Inc. 13-2510833
Fred M. Alger III ###-##-####
Fred Alger & Company, Incorporated 13-2665689
Alger Associates, Incorporated 13-3017981

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
            (a) [ ]
            (b) [x]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
    New York, New York

               5.   SOLE VOTING POWER
                1,926,000
  NUMBER OF
   SHARES      6.   SHARED VOTING POWER
BENEFICIALLY   -0-
  OWNED BY
    EACH       7.   SOLE DISPOSITIVE POWER
  REPORTING     1,926,000
   PERSON
    WITH:      8.   SHARED DISPOSITIVE POWER
               -0-

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,926,000

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
        [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        6.04%

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        Fred Alger Management, Inc.    IA
        Fred M. Alger III    HC
        Fred Alger & Company, Incorporated    BD
        Alger Associates, Incorporated    HC

CUSIP No. 87157B103
Item 1(a).  Name of Issuer:
SYNCHRONOSS TECHNOLOGIES INC.

Item 1(b).  Address of Issuer's Principal Executive Offices:
750 Route 202 South, Suite 600
Bridgewater, New Jersey 08807

Item 2(a).  Name of Person Filing:
1. Fred Alger Management, Inc.*
2. Fred M. Alger III
3. Fred Alger & Company, Incorporated
4. Alger Associates, Incorporated

Item 2(b).  Address of Principal Business Office, or if None,
Residence:
1., 2., 3. and 4. 111 Fifth Avenue, New York, NY 10003

Item 2(c).  Citizenship:
1., 3. and 4. New York
2. St. Kitts

Item 2(d).  Title of Class of Securities:
Common Stock

Item 2(e).  CUSIP Number:
87157B103

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
(c), Check Whether the Person Filing is a:

     (a)    [_]  Broker or dealer registered under Section 15 of the Act (15
                 U.S.C. 78o).

     (b)    [_]  Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78o).

     (c)    [_]  Insurance company as defined in Section 3(a)(19) of the Act (15
                 U.S.C. 78o).

     (d)    [_]  Investment company registered under Section 8 of the Investment
                 Company Act of 1940 (15 U.S.C. 80a-8).

     (e)    [x]  An investment adviser in accordance with
                 s240.13d-1(b)(1)(ii)(E);

     (f)    [_]  An employee benefit plan or endowment fund in accordance with
                 s240.13d-1(b)(1)(ii)(F);

     (g)    [_]  A parent holding company or control person in accordance with
                 s240.13d-1(b)(1)(ii)(G);

     (h)    [_]  A savings association as defined in Section 3(b) of the Federal
                 Deposit Insurance Act (12 U.S.C. 1813);

     (i)    [_]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)    [_]  Group, in accordance with s240.13d-1(b)(1)(ii)(J).


* By virtue of the Alger family's ownership of a controlling interest in Alger Associates, which directly owns Fred Alger & Company, Incorporated and indirectly owns Fred Alger Management, Inc., ownership of the shares may be imputed to the Alger Family.

CUSIP No. 87157B103

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned: 1,926,000

     (b) Percent of class: 6.04%

     (c) Number of shares as to which such person has:

            (i) Sole power to vote or to direct the vote
                       1,926,000

            (ii) Shared power to vote or to direct the vote
                       -0-

            (iii) Sole power to dispose or to direct the disposition of
                       1,926,000

            (iv) Shared power to dispose or to direct the disposition of
                       -0-

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.
n/a

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
n/a

Item 8.  Identification and Classification of Members of the Group.
n/a

Item 9.  Notice of Dissolution of Group.
n/a

Item 10. Certification.

     (a) The following certification shall be included if the statement is filed pursuant to s240.13d-1(b):

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        FRED ALGER MANAGEMENT, INC.

                                        By: /s/ Hal Liebes
                                        Executive Vice President
                                        November 9, 2006


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s240.13d-7 for other parties for whom copies are to be sent.

ATTENTION. INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).